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Suite 2200, 1055 West Hastings Street
Vancouver, BC, V6E 2E9
Phone: (604) 770-4334

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual and special meeting (the "Meeting”) of shareholders (“Shareholders”) of North American Nickel Inc. (hereinafter called the “Company”) will be held at the offices of Bennett Jones LLP, 100 King Street West, Suite 3400, Toronto, Ontario, M5X 1A4, Canada, on Wednesday, June 29, 2017 at 10:00 a.m. (Toronto time) for the following purposes:

1.	to receive the report of the directors;

2.	to receive the financial statements of the Company for its fiscal year ended December 31, 2016 and the report of the auditors thereon;

3.	to determine the number of directors and to elect directors;

4.	to appoint auditors for the ensuing year and to authorize the directors to fix their remuneration;

5.	to consider and, if thought fit, to approve the Company’s stock option plan, which makes a total of 10% of the issued and outstanding shares of the Company available for issuance thereunder, as described in the accompanying management information circular; and

6.	to transact such other business as may properly come before the Meeting.

Accompanying this notice is a management information circular and form of proxy. A Shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy holder to attend and vote in his or her stead. If you are unable to attend the Meeting, or any adjournment thereof in person, please read the notes accompanying the form of proxy enclosed and then complete and return the form of proxy within the time set out in the notes. The enclosed form of proxy is solicited by management of the Company but, as set out in the notes, you may amend it if you so desire by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia as of the 25th day of May, 2017.

BY ORDER OF THE BOARD OF DIRECTORS

“Keith Morrison”
Chief Executive Officer
North American Nickel Inc.

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Suite 2200, 1055 West Hastings Street
Vancouver, BC, V6E 2E9
Phone: (604) 770-4334

INFORMATION CIRCULAR

SOLICITATION OF PROXIES BY MANAGEMENT

This management information circular (this “Circular”) is furnished in connection with the solicitation of proxies by or on behalf of the management of North American Nickel Inc. (the “Company”) for use at the annual general meeting (the “Meeting”) of the shareholders of the Company (“Shareholders”) to be held at 100 King Street West, Suite 3400, Toronto, Ontario, M5X 1A4, Canada, on: Wednesday, June 29, 2017 at 10:00 a.m. (Toronto time) and at any adjournments thereof for the purposes set out in the accompanying Notice of Meeting. Although it is expected that the solicitation of the proxies will be primarily by mail, proxies may also be solicited personally or by telephone by directors or officers of the Company. Arrangements will also be made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy solicitation material to the beneficial owners of common shares of the Company (the “Common Shares”) pursuant to the requirements of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”). The cost of any such solicitation will be borne by the Company.

Unless otherwise stated, the information contained in this Circular is given as at May 25th, 2017. Unless otherwise indicated, all references in this Circular to “$” refer to Canadian dollars.

APPOINTMENT OF PROXY HOLDERS
AND COMPLETION AND REVOCATION OF PROXIES

The purpose of a proxy is to designate persons who will vote the proxy on a Shareholder’s behalf in accordance with the instructions given by the Shareholder in the proxy. The persons (the "Management Designees”) named in the enclosed form of proxy (the “Proxy”) have been selected by the directors of the Company.

A Shareholder has the right to designate a person (who need not be a Shareholder), other than the Management Designees to represent the Shareholder at the Meeting. Such right may be exercised by inserting in the space provided for that purpose on the proxy the name of the person to be designated, and by deleting from the proxy the names of the Management Designees, or by completing another proper form of proxy and delivering the same to the transfer agent of the Company. Such Shareholder should notify the nominee of the appointment, obtain the nominee’s consent to act as proxy holder and attend the Meeting, and provide instructions on how the Shareholder’s shares are to be voted. The nominee should bring personal identification with them to the Meeting.

To be valid, the proxy must be dated and executed by the Shareholder or an attorney authorized in writing, with proof of such authorization attached (where an attorney executed the proxy). The proxy must then be delivered to the Company’s registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or by fax within North America to 1-866-249-7775, and outside North America to (416) 263-9524, at least 48 hours, excluding Saturdays, Sundays and holidays, before the time of the Meeting or any adjournment thereof. Proxies received after that time may be accepted by the Chairman of the Meeting at the Chairman’s discretion, but the Chairman is under no obligation to accept late proxies.

Any registered Shareholder who has returned a proxy may revoke it at any time before it has been exercised. A proxy may be revoked by a registered Shareholder personally attending at the Meeting and voting their shares. A Shareholder may also revoke their proxy in respect of any matter upon which a vote has not already been cast by depositing an instrument in writing, including a proxy bearing a later date executed by the registered Shareholder or by their authorized attorney in writing, or, if the Shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized, either at the office of the Company’s registrar and transfer agent at the foregoing address or the head office of the Company at Suite 2200, 1055 West Hastings Street, Vancouver, BC, V6E 2E9, Phone: (604) 770-4334, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof at which the proxy is to be used, or by depositing the instrument in writing with the Chairman of such Meeting, or any adjournment thereof. Only registered Shareholders have the right to revoke a proxy. Non-registered Shareholders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective nominees to revoke the proxy on their behalf.

VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each registered Shareholder and each proxy holder (representing a registered or unregistered Shareholder) having one vote, unless a poll is required or requested, whereupon each such Shareholder and proxy holder is entitled to one vote for each Common Share held or represented, respectively. Each Shareholder may instruct their proxy holder how to vote their Common Shares by completing the blanks on the proxy. All Common Shares represented at the Meeting by properly executed proxies will be voted or withheld from voting when a poll is required or requested and, where a choice with respect to any matter to be acted upon has been specified in the form of proxy, the Common Shares represented by the proxy will be voted in accordance with such specification. In the absence of any such specification as to voting on the proxy, the Management Designees, if named as proxy holder, will vote in favour of the matters set out therein.

The enclosed proxy confers discretionary authority upon the Management Designees, or other person named as proxy holder, with respect to amendments to or variations of matters identified in the Notice of Meeting and any other matters which may properly come before the Meeting. As of the date hereof, the Company is not aware of any amendments to, variations of or other matters which may come before the Meeting. If other matters properly come before the Meeting, then the Management Designees intend to vote in a manner which in their judgment is in the best interests of the Company.

In order to approve a motion proposed at the Meeting, a majority of greater than 50% of the votes cast will be required (an “ordinary resolution”), unless the motion requires a “special resolution” in which case a majority of 66 2/3% of the votes cast will be required.

BENEFICIAL HOLDERS

Only registered shareholders or duly appointed proxy holders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” or “beneficial” shareholders because the shares they own are not registered in their names, but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Beneficial Holder”) but which are registered either: (a) in the name of an intermediary that the Beneficial Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans (an “Intermediary”)); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of NI 54-101, the Company has distributed copies of the Notice of Meeting, this Circular and the Proxy (collectively, the "Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Beneficial Holders.

Intermediaries are required to forward the Meeting Materials to Beneficial Holders unless a Beneficial Holder has waived the right to receive them. Typically, Intermediaries will use service companies to forward the Meeting Materials to Beneficial Holders. Generally, Beneficial Holders who have not waived the right to receive Meeting Materials will either:

1.	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Beneficial Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Beneficial Holder when submitting the proxy. In this case, the Beneficial Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Company’s transfer agent as provided above; or

2.	more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Beneficial Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Beneficial Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Beneficial Holders to direct the voting of the shares which they beneficially own. Should a Beneficial Holder who receives one of the above forms wish to vote at the Meeting in person, the Beneficial Holder should strike out the names of the Management Designees named in the form and insert the Beneficial Holder’s name in the blank space provided. In either case, Beneficial Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

INTEREST OF CERTAIN PERSONS OR COMPANIES
IN MATTERS TO BE ACTED UPON

Other than as set forth herein, management of the Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors, the appointment of auditors, and the approval of the related party transaction, of any person or company who has been: (a) if the solicitation is made by or on behalf of management of the Company, a director or executive officer of the Company at any time since the beginning of the Company’s last financial year; (b) if the solicitation is made other than by or on behalf of management of the Company, any person or company by whom or on whose behalf, directly or indirectly, the solicitation is made; (c) each proposed nominee for election as a director of the Company; or (d) any associate or affiliate of any of the foregoing persons or companies.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue unlimited Common Shares, without nominal or par value, of which as at the date hereof 368,581,886 Common Shares are issued and outstanding.

The holders of Common Shares of record at the close of business on the record date, set by the directors of the Company to be May 25, 2017, are entitled to vote such Common Shares at the Meeting on the basis of one vote for each Common Shares held.

The articles of the Company provide that a quorum for the transaction of business at the Meeting is two Shareholders, or one or more proxy holders representing two Shareholders, or one Shareholder and a proxy holder representing another Shareholder.

The directors have determined that all shareholders of record as of May 25th, 2017 will be entitled to receive notice of and to vote at the Meeting. Those Shareholders so desiring may be represented by proxy at the Meeting.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights of the Company other than as set out below.

Name of shareholder	Number of shares	Percentage of issued and outstanding
Sentient Executive GP IV, Limited	223,143,155	60.54%

PARTICULARS OF MATTERS TO BE ACTED UPON

TO THE KNOWLEDGE OF THE COMPANY’S DIRECTORS, THE ONLY MATTERS TO BE PLACED BEFORE THE MEETING ARE THOSE REFERRED TO IN THE NOTICE OF MEETING ACCOMPANYING THIS CIRCULAR. HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY THE PROXY.

Additional detail regarding each of the matters to be acted upon at the Meeting is set forth below.

A. Financial Statements

The audited financial statements of the Company for the financial year ended December 31, 2016 (the "Financial Statements”), together with the auditors’ report thereon, will be presented to the Shareholders at the Meeting.

B. Election of Directors

The board of directors of the Company (the “Board” or the “Board of Directors”) currently consists of six directors, all of whom are elected annually. The term of office for each of the present directors of the Company expires at the Meeting. Each of the current directors of the Company will be standing for re-lection. At the Meeting, the Shareholders will be asked to consider and, if thought fit, approve an ordinary resolution fixing the number of directors to be elected at the Meeting at six.

It is proposed that the persons named below will be nominated at the Meeting. Each director elected will hold office until the next annual general meeting of the Company or until his successor is duly elected or appointed pursuant to the Articles of the Company unless his office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) or the Company’s Articles.

Unless the Shareholder has specifically instructed in the form of proxy that the Common Shares represented by such proxy are to be withheld or voted otherwise, the persons named in the proxy will vote FOR the election of each of the proposed nominees set forth below as directors of the Company. Management does not contemplate that any of the nominees will be unable to serve as a director.

The following information relating to the nominees for election to the Board of Directors is based on information received by the Company from said nominees.

		Number of Common
		Shares beneficially
		owned, directly or
		indirectly, or over
		which control or	Principal occupation and
		direction is	if not at present an
		exercised at the	elected director,
Name, present office held and	Director	date of this	occupation during the
province or state of residency	since	Circular	past five (5) years
Gilbert Percy Clark(3)(5) Director Quebec, Canada	May 22, 2012	100,046	Geologist, Former Director Mawson Resources, Former Director & Senior Investment Advisor Sentient Asset Management Canada, a Private Management Company

James Clucas(1)(3)(5) Director British Columbia, Canada	Apr. 2010	385,000	Executive Chairman and Director — Search Minerals; Director — INV Metals

Christopher Messina(1) (5) Director Florida, USA	Oct. 2015	160,000	Former CEO and Co-Founder of RPA Capital, LLC, Managing Partner of Mannahatta Partners LLC

Douglas E. Ford(1) Director British Columbia, Canada	Sept. 1992	242,000	General Manager - Dockside Capital Group Inc.; CFO and Director Whattozee Networks Inc, and Avanti Energy Inc.

Keith Morrison (2)(4) CEO and Director Ontario, Canada	Dec. 2014	533,333	CEO — Gedex Inc; Chairman - Security Devices Inc; Director — Marengo Mining Ltd.

John Sabine Chairman and Director Ontario, Canada	Nov. 2014	893,942	Counsel, Bennett Jones LLP

Notes:

(1)	Member of the Audit Committee.

(2)	Member of the Disclosure Compliance Committee.

(3)	Member of the Corporate Governance Committee.

(4)	Member of the Technical Oversight Committee.

(5)	Member of the Compensation Committee.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

Other than as disclosed below, to the knowledge of the Company,

1.	none of the nominees for election as a director of the Company is, or was within the ten years prior to the date hereof, a director, chief executive officer or chief financial officer of any company that was subject to a cease trade order, an order similar to a cease trade order or an order that denied such company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days and that was issued while that person was acting in such capacity or that was issued after that person ceased to act in such capacity and which resulted from an event that occurred which that person was acting in such capacity;

2.	none of the nominees for election as a director of the Company is, or was within the ten years prior to the date hereof, a director or executive officer of any company that, while that person was acting in such capacity, or within a year of that person ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

3.	none of the nominees for election as director of the Company has within the ten years prior to the date hereof become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; and

4.	none of the nominees for election as a director of the Company has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

Douglas E. Ford was an officer of Casey Container Corp., formerly Sawadee Ventures, Inc. (“Casey”) from September, 2006 to September 12, 2008, a director from September 2006 until January 19, 2009; and was a control person from September 2006 until July 2010. On January 20, 2009, the British Columbia Securities Commission issued a cease trade order against Casey as a result of a failure to file interim financial statements and related management’s discussion and analysis for the financial period ended September 30, 2008. Casey subsequently filed the required financial statements and related documents and the cease trade order was revoked on June 10, 2010.

The Ontario Securities Commission issued a Cease Trade Order against the Company on June 22, 1992 as a result of a failure to file annual financial statements for the year ended December 31, 1991 and interim financial statements for the financial period ended March 31, 1992. Subsequent to the issuance of the Cease Trade Order, Douglas E. Ford became a director of the Company in September of 1992. The Company subsequently filed the required financial statements and the Cease Trade Order was revoked by the Ontario Securities Commission on July 22, 2010.

C. Appointment of Auditors

Management proposes the reappointment of Dale Matheson Carr-Hilton LaBonte, Chartered Accountants as auditors of the Company at remuneration to be fixed by the Board.

Unless the Shareholder has specifically instructed in the form of proxy that the Common Shares represented by such proxy are to be withheld or voted otherwise, the persons named in the accompanying proxy will vote FOR the re-appointment of Dale Matheson Carr-Hilton LaBonte, Chartered Accountants as auditors of the Company to hold office until the next annual meeting of Shareholders or until a successor is appointed and to authorize the Board to fix the remuneration of the auditors.

D. Approval of Incentive Stock Option Plan

Summary of the Stock Option Plan

The Company has a rolling stock option plan (the “Stock Option Plan”), which was first approved by Shareholders in 2005, authorizing the issuance of incentive stock options to eligible persons for up to an aggregate of 10% of the issued shares of the Company from time to time. The policies of the TSX Venture Exchange (the “TSXV”) require the approval of the Stock Option Plan by Shareholders on an annual basis. There are currently 368,581,886 Common Shares issued and outstanding, and as such the current 10% threshold under the Stock Option Plan is 36,858,188 shares available for incentive stock option grants (“Options”).

Incentive Options under the Stock Option Plan may be granted by the Board to eligible persons, who are directors, officers, consultants of the Company or its subsidiaries (if any), eligible persons who are employees of a company providing management services to the Company, or charitable organizations. Options granted under the Stock Option Plan have a maximum exercise period of up to 10 years, as determined by the board of directors of the Company.

The Stock Option Plan limits the number of stock options which may be granted to any one individual to not more than 5% of the total Common Shares of the Company in any 12 month period (unless otherwise approved by the “disinterested shareholders” of the Company). A “disinterested shareholder” is a Shareholder who is not a director, officer, promoter, or other insider of the Company, or its associates or affiliates, as such terms are defined under the Securities Act (British Columbia).

The number of Options granted to any one consultant or person employed to provide investor relations activities in any 12-month period must not exceed 2% of the total issued Common Shares Company. Any Options granted under the Stock Option Plan will not be subject to any vesting schedule, unless otherwise determined by the board of directors of the Company or required by the policies of the TSXV.

Options under the Stock Option Plan may be granted at an exercise price which is at or above the current discounted market price (as defined under the policies of the Exchange) on the date of the grant. In the event of the death or permanent disability of an optionee, any option granted to such optionee will be exercisable upon the earlier of 365 days from the date of death or permanent disability, or the expiry date of the Option. In the event of the resignation, or the termination or removal of an optionee without just cause, any Option granted to such optionee will be exercisable for a period of 90 days thereafter. In the event of termination for cause, any Option granted to such optionee will be cancelled as at the date of termination.

Shareholder Approval

At the Meeting, Shareholders will be asked to consider and vote on the following ordinary resolution (the “Option Plan Resolution”) to ratify and approve the continuation of the Stock Option Plan:

"BE IT RESOLVED THAT the Company’s stock option plan be and is hereby ratified and approved as the stock option plan of the Company until the next annual general meeting of the Company.”

The Board is of the view that the Stock Option Plan provides the Company with the flexibility to attract and maintain the services of executives, employees and other services providers in competition with the other companies the industry. A copy of the Stock Option Plan will be available for inspection at the Meeting. A Shareholder may also obtain a copy of the Stock Option Plan by contacting the Company by telephone at (604) 770-4334.

The Board unanimously recommends that Shareholders vote in favour of the continuation of the Stock Option Plan. Unless otherwise directed, the persons named in the accompanying proxy intend to vote FOR the Option Plan Resolution.

EXECUTIVE COMPENSATION
(for the financial year ended December 31, 2016)

For purposes of this Circular, “named executive officer” of the Company means an individual who, at any time during the year, was:

1.	the Company’s chief executive officer (“CEO”);

2.	the Company’s chief financial officer (“CFO”);

3.	the Company’s most highly compensated executive officer, other than the CEO and CFO, at the end of the Company’s financial year ended December 31, 2016 and whose total compensation was, individually, more than $150,000 for that financial year; and

4.	each individual who would be a named executive officer under paragraph (3) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the Company’s financial year ended December 31, 2016;

(each a “Named Executive Officer” or “NEO”).

Based on the foregoing definition, during the Company’s financial year ended December 31, 2016 of the Company, there were four Named Executive Officers, namely, its Chief Executive Officer, Keith Morrison, its President, Mark Fedikow, its Chief Financial Officer, Cheryl Messier and its Vice President of Exploration, Patricia Tirschmann.

Compensation Discussion and Analysis

Prior to establishing the Compensation Committee, the Company did not have in place any formal objectives, criteria or analysis; instead, it relied mainly on Board discussion.

The Company’s executive compensation program has three principal components: base salary, incentive bonus plan and stock options.

Base Salary

The Company provides senior officers with base salaries or consulting fees which represent their minimum compensation for services rendered, or expected to be rendered. NEOs’ base compensation depends on the scope of their experience, responsibilities, leadership skills, performance, length of service, general industry trends and practices, competitiveness, and the Company’s existing financial resources.

Base salary is a fixed element of compensation that is payable to each NEO for performing the specific duties of his or her position. The amount of base salary is determined through negotiation of employment terms with each NEO and is determined on an individual basis. While base salary is intended to fit into the Company’s overall compensation objectives by serving to attract and retain talented executive officers, the size of the Company and the nature and stage of its business also impacts the level of base salary. Compensation is set with informal reference to the market for similar jobs in Canada and internationally.

Incentive Bonuses

Incentive bonuses, in the form of cash payments, are designed to add a variable component of compensation based on corporate and individual performances for executive officers and employees. As the Company grows and develops its projects, it is expected that an annual incentive award program will be formalized that will clearly articulate performance objectives and specific measurable goals that will be linked to individual performance criteria set for the NEOs and other executive officers. No bonuses were paid to executive officers and employees during the Company’s financial years ended December 31, 2016 or 2015.

Option-Based Awards

Stock options are granted to provide an incentive to the directors, officers, employees and consultants of the Company to achieve the longer-term objectives of the Company; to give suitable recognition to the ability and industry of such persons who contribute materially to the success of the Company; and to attract and retain persons of experience and ability, by providing them with the opportunity to acquire an increased proprietary interest in the Company. The Company awards stock options to its executive officers based upon the recommendation of the Compensation Committee, which recommendation is based on the Compensation Committee’s review of a proposal from the Chief Executive Officer. Previous grants of incentive stock options are taken into account when considering new grants.

Implementation of a new incentive stock option plan and amendments to the existing stock option plan are the responsibility of the Compensation Committee.

Other Compensation

Other than as described below under “Termination and Change of Control Benefits” the Company has no other forms of compensation, although payments may be made from time to time to individuals or companies they control for the provision of consulting services. Such consulting services are paid for by the Company at competitive industry rates for work of a similar nature by reputable arm’s length services providers.

Compensation Risks

The Compensation Committee is responsible for considering, establishing and reviewing executive compensation programs, and whether the programs encourage unnecessary or excessive risk taking. The Company believes the programs are balanced and do not motivate unnecessary or excessive risk taking.

Base salaries are fixed in amount thus do not encourage risk taking. While annual incentive awards and bonuses focus on the achievement of short term or annual goals and short term goals may encourage the taking of short-term risks at the expense of long term results, the Company’s annual incentive award program is designed to represent a small percentage of employees’ total compensation opportunities. No bonuses were paid to executive officers and employees during the Company’s financial years ended December 31, 2016 or 2015.

Option awards are important to further align NEOs’ interests with those of the Shareholders. The ultimate value of the awards is tied to the Company’s stock price and, since awards are staggered and subject to long-term vesting schedules, they help ensure that NEOs have significant value tied to long-term stock price performance.

Hedging

The Company has not established any policies related to the purchase by directors or executive officers of the Company of financial instruments (including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by any director or executive officer of the Company.

Summary Compensation Table

The following table sets forth the total compensation paid to or earned by the Named Executive Officers for the Company’s three most recent completed financial years:

Name and principal position	Year ended Dec. 31	Salary ($)	Share-based awards ($)	Option- based awards(1) ($)

					Annual incentive	Long- term
					plans	incentive plans

	2016	351,250	Nil	46,741	Nil	Nil	Nil	Nil	397,991
Keith Morrison(2)	2015	325,000	Nil	Nil	Nil	Nil	Nil	Nil	325,000
Chief Executive Officer	2014	27,083	Nil	208,006	Nil	Nil	Nil	Nil	235,089

Mark Fedikow(3)	President and former	2016	272,436	Nil	14,022	Nil	Nil	Nil	Nil	286,458
Interim Chief Executive	2015	114,667	Nil	Nil	Nil	Nil	Nil	Nil	114,667
Officer	2014	72,000	Nil	167,215	Nil	Nil	Nil	Nil	239,215

Cheryl Messier(5)	2016	102,788	Nil	7,011	Nil	Nil	Nil	Nil	109,799
Chief Financial Officer and	2015	69,000	Nil	Nil	Nil	Nil	Nil	Nil	69,000
Secretary	2014	69,000	Nil	158,366	Nil	Nil	Nil	Nil	227,366

Patricia Tirschmann	2016	Vice President of	2015	203,847	Nil	17,528	Nil	Nil	Nil	Nil	221,375
Exploration	2014	200,000	Nil	111,095	Nil	Nil	Nil	Nil	311,095

		115,461	Nil	Nil	Nil	Nil	Nil	Nil	115,461

Notes:

(1)	The value of the option-based awards was calculated based on the fair value of the options on their grant date using the Black Scholes option pricing model. The Company chose the Black-Scholes model because it is a widely recognized and utilized model for option pricing. In calculating the fair value of options for the 2016 option grants, management assumed an average risk-free interest rate of 068%-0.79% an expected dividend yield of 0%, an expected life of five years and an average share price volatility of 110.60%-113.17%. In calculating the fair value of options for the options granted in 2015, management assumed an average risk-free interest rate of 0.64%-0.79%, an expected dividend yield of 0%, an expected life of five years and an average share price volatility of 110.60%-115.88%. In calculating the fair value of options for the 2014 option grants, management assumed an average risk-free interest rate of 1.54%-1.67%, an expected dividend yield of 0%, an expected life of five years and an average share price volatility of 168.57%-170.23%.

(2)	Keith Morrison was appointed Chief Executive Officer of the Company on December 18, 2014.

(3)	Mark Fedikow, President of the Company, also served as the Interim Chief Executive Officer of the Company during the period following the resignation of Richard J. Mark on June 17, 2014 and prior to the appointment of Keith Morrison as Chief Executive Officer of the Company on December 18, 2014.

(4)	Pursuant to a management services arrangement, the Company paid or accrued $72,000 in both 2015 and 2014 in management fees to Mount Morgan Resources Ltd. for management services. Mount Morgan Resources Ltd. is a private company controlled by Mark Fedikow.

(5)	Alex Dann replaced Cheryl Messier as Chief Financial Officer on March 1, 2017.

Incentive Plan Awards

Outstanding Share -Based Awards and Option -Based Awards

The following table sets forth the options granted to the Named Executive Officers to purchase or acquire securities of the Company outstanding at the end of the Company’s financial year ended December 31, 2016.

	Number of			Value of
	Securities			Unexercised
	Underlying	Option Exercise		In-the-Money
	Unexercised Options	Price	Option Expiration	Options
Name	(#)	($)	Date	($)(1)
Keith Morrison, Chief	1,000,000	$0.22	December 19, 2019	Nil
Executive Officer	1,000,000	$0.21	January 28, 2021
Mark Fedikow, President	75,000 265,000 50,000 300,000	$0.24 $0.62 $0.26 $0.21	August 13, 2017 July 9, 2019 September 26, 2019 January 28, 2021	Nil

Cheryl Messier, Chief Financial Officer and Secretary(2)	200,000 243,000 35,000 150,000	$0.24 $0.62 $0.62 $0.21	August 13, 2017 July 9, 2019 July 9, 2019 January 28, 2021	Nil

Patricia Tirschmann, Vice President of Exploration	500,000 372,000	$0.275 $0.21	February 03, 2020 January 28, 2021	Nil

Notes:

(1)	Calculated based on the difference between the closing market price of the Common Shares on the last trading day of the most recently completed financial year (being $0.09 on December 30, 2016) and the exercise price of the options on that date.

(2)	Alex Dann replaced Cheryl Messier as Chief Financial Officer on March 1, 2017.

Incentive Plan Awards — Value Vested or Earned During the Year

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to Named Executive Officers during the Company’s financial year ended December 31, 2016. The aggregate value of the option-based awards vested during the year is based on the difference between the Company share price on the vesting day of any options that vested during the financial year ended December 31, 2016 and the exercise price of the options.

Non-Equity
Incentive Plan
	Option-based Awards	Compensation -
	- Value Vested	Value Earned During
	During the Year	the Year
Name	($)	($)
Keith Morrison, Chief Executive Officer	Nil	Nil

Mark Fedikow, President and former Interim Chief Executive Officer	Nil	Nil

Cheryl Messier, Chief Financial Officer and Secretary(1)	Nil	Nil

Patricia Tirschmann, Vice President of Exploration	Nil	Nil

Notes:

(1)	Alex Dann replaced Cheryl Messier as Chief Financial Officer on March 1, 2017.

Termination and Change of Control Benefits

Keith Morrison Employment Agreement

Keith Morrison and the Company entered into an employment agreement dated December 15, 2014, setting out the terms and conditions of Mr. Morrison’s employment as Chief Executive Officer of the Company.

Under the employment agreement, Mr. Morrison is entitled to a base annual salary of $250,000.

Under the employment agreement, the Company also agreed to grant to Mr. Morrison 1,000,000 options, each with a five-year term. Such options were granted to Mr. Morrison on December 22, 2014 (see “Executive Compensation – Incentive Plan Awards”). Under the employment agreement, the Company also agreed to grant to Mr. Morrison $75,000 per year in restricted share units (RSUs), each with a duration of three years. However, pending granting the RSUs it was agreed that Mr. Morrison’s base salary will be calculated on the basis of an annual amount of $325,000.

If the employment agreement is terminated without cause by the Company during a Window Period (as defined below), or by Mr. Morrison for Good Reason (as defined below) during a Window Period, the Company shall pay to Mr. Morrison on the severance date, as his whole entitlement to severance pay, a lump sum cash amount equal to the total of twenty-four months pay at Mr. Morrison’s base salary in effect at the date of termination. If the employment agreement is terminated without cause by the Company outside a Window Period following a change of control, or by Mr. Morrison for Good Reason outside of Window Period, the Company shall pay to Mr. Morrison on the severance date, as his whole entitlement to severance pay, a lump sum cash amount equal to the total of eighteen (18) months’ pay at Mr. Morrison’s base salary in effect at the date of termination.

In the event of any severance termination listed above, to the extent that any RSUs or options that have been granted, but that have not vested, would have, but for such termination, vested during the 24-month period following such termination, such RSUs or options shall immediately vest effective on the severance date subject to the terms of the Share Award Plan or Stock Option Plan, as the case may be. All such options (together with RSUs or options vested on or prior to the severance date) may be exercised following the severance date in accordance with the terms of the Stock Option Plan or Share Award Plan, as the case may be.

Under the employment agreement, a “Window Period” means the period surrounding a Change of Control (as defined in the employment agreement) commencing on the earlier of (i) the public announcement of a Change of Control, (ii) the entry by the Company of an agreement with an Acquiror that will result in a Change of Control, or (ii) occurrence of such Change of Control, and ending twelve months after the closing of such Change of Control (provided that the Window Period shall not apply if the Change of Control transaction does not ultimately occur).

Under the employment agreement, “Good Reason” means, without Mr. Morrison’s consent, any of the following: (i) any material adverse change in Mr. Morrison’s status, position, authority or responsibilities in effect under the employment agreement; (ii) any action of or inaction by the company that would give rise to constructive dismissal at common law in British Columbia; (iii) any reduction by the Company of Mr. Morrison’s base salary or material adverse change in Mr. Morrison’s entitlement to benefits or other form of non-discretionary remuneration; or (iv) any failure by the Company to comply and satisfy its obligations under the employment agreement to have any successor company assume the Company’s obligations under the employment agreement.

Mark Fedikow Employment Agreement

Mark Fedikow and the Company entered into an employment agreement dated September 1, 2015, setting out the terms and conditions of Mr. Fedikow’s employment as President of the Company.

Under the employment agreement Mr. Fedikow’s employment commenced on September 1, 2015, however, for any purpose requiring a calculation involving his start date, his start date is deemed to be May 1, 2010. May 1, 2010 represents the beginning of Mr. Fedikow’s relationship with the Company through Mount Morgan Resources Ltd.

Under the employment agreement, Mr. Fedikow is entitled to a base annual salary of $200,000.

Under the employment agreement, the Company also agreed to grant to Mr. Fedikow $50,000 per year in restricted share units, each with a duration of three years. However, pending the issuance of the RSUs, it was agreed that Mr. Fedikow’s base salary will be calculated on the basis of an annual amount of $250,000.

Under the employment agreement, if Mr. Fedikow is terminated without cause, the Company shall pay a lump sum payment or salary continuance at the Company’s sole discretion equal to eighteen months pay at Mr. Fedikow’s base salary.

In the event of a change of control, if Mr. Fedikow terminates the employment agreement during the six month period following such event, the Company shall pay a lump sum payment or salary continuation at the Company’s sole discretion equal to twenty-four months pay at Mr. Fedikow’s base salary.

Patricia Tirschmann Employment Agreement

Patti Tirschmann and the Company are parties to an employment agreement dated January 15, 2015, setting out the terms and conditions of Ms. Tirschmann’s employment as Vice-President, Exploration of the Company. Under the employment agreement, Ms. Tirschmann is entitled to a base salary of $200,000.

Under the employment agreement Ms. Tirschmann’s employment commenced on January 15, 2015, however, for any purpose requiring a calculation involving her start date, her start date is deemed to be May 12, 2014 which represents the beginning of Ms. Tirschmann’s relationship with the Company.

Under the employment agreement, if Ms. Tirschmann is terminated without cause, the Company shall pay a lump sum payment or salary continuance at the Company’s sole discretion equal to six month’s salary plus an additional one month for each consecutive year of service since Ms. Tirschmann’s start date, to a cumulative maximum of twelve months.

In the event of a change of control, if Ms. Tirschmann terminates the employment agreement during the six month period following such event, the Company shall pay a lump sum payment or salary continuance at the Company’s sole discretion equal to twelve month’s pay at Ms. Tirschmann’s base salary.

Estimated Termination and Change of Control Payments

The following shows the estimated incremental payments that would be payable to each of the NEOs of the Company in the event of a change of control or termination without cause of such NEOs on December 31, 2016.

	Estimated Payment	Estimated Payment
	for a Termination	for a Termination
	without Cause or	without Cause or
	resignation for	resignation for
	Good Reason during	Good Reason outside
	a Window	a Window
	Period(1)	Period(2)
Name	($ )	($ )

Keith Morrison, Chief Executive Officer	650,000	487,500

Notes:

(1)	Represents 24 months’ salary at $325,000 per annum, as well as the value of $nil options that would become vested as a result of such event, based on the closing price of the Common Shares of $0.09 on December 31, 2016.

(2)	Represents 18 months’ salary at $325,000 per annum, as well as the value of $nil options that would become vested as a result of such event, based on the closing price of the Common Shares of $0.09 on December 31, 2016.

		Estimated
	Estimated Change of	Termination Without
	Control Payment	Cause Payment
Name	($)	($)
Mark Fedikow, President and former Interim Chief Executive Officer	500,000	375,000

Cheryl Messier, Chief Financial Officer and Secretary(1)	105,000	105,000

Patricia Tirschmann, Vice President of Exploration	200,000	143,055

Notes:

(1)	Alex Dann replaced Cheryl Messier as Chief Financial Officer on March 1, 2017.

Director Compensation

Director Compensation Table

The following table sets forth the value of all compensation provided to directors, not including those directors who are also Named Executive Officers, for the Company’s financial year ended December 31, 2016.

			Option-Based	All Other
	Fees Earned		Awards(1)	Compensation	Total
Name	($	)	($ )	($ )	($	)

Gilbert Percy Clark	—		12,153	Nil	12,153

James Clucas	24,000		15,471	Nil	39,471

Douglas E. Ford	24,000(2)		15,471	Nil	51,471

Christopher Messina	24,000		12,386	Nil	36,386

John Sabine	36,000		21,033	Nil	57,033

Neil Richardson(3)	54,548		14,022	Nil	68,570

Edward D. Ford(4)	12,000(2)		15,471	Nil	27,471

John Roozendaal(4)	12,000		12,386	Nil	24,386

Notes:

(1)	The value of the option-based awards was calculated based on the fair value of the options on their grant date using the Black-Scholes option pricing model. The Company chose the Black-Scholes model because it is a widely recognized and utilized model for option pricing. In calculating the fair value of options for the options granted in 2016, management assumed an average risk-free interest rate of 0.68%-0.79%, an expected dividend yield of 0%, an expected life of five years and an average share price volatility of 110.60%-113.17%.

(2)	Pursuant to an Amended Management Services Agreement dated as of May 1, 2010, the Company engaged Dockside Capital Group Inc. (“Dockside”) for management services. Dockside is a management services company controlled, in part, by Edward D. Ford and Douglas E. Ford, each of whom was a director of the Company during the financial year ended December 31, 2016. The monthly management fee payable under the Agreement is $4,000, plus applicable taxes.

(3)	Neil Richardson resigned from the Company on May 31, 2016.

(4)	Edward D. Ford and John Roozendaal did not stand for re-election at the 2015 annual meeting of Shareholders.

Outstanding Share -Based Awards and Option -Based Awards

The following table sets forth the options granted to the directors of the Company, not including those directors who are also Named Executive Officers, to purchase or acquire securities of the Company outstanding at the end of the Company’s financial year ended December 31, 2016.

Option-Based
Awards-Number of
	Securities			Value of Unexercised
	Underlying			In-the-Money
Name	Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Options(1) ($)

Gilbert Percy Clark	375,000 136,000 260,000	$0.24 $0.62 $0.21	August 13, 2017 July 9, 2019 January 28, 2021	Nil Nil Nil

James Clucas	75,000 265,000 331,000	$0.24 $0.62 $0.21	August 13, 2017 July 9, 2019 January 28, 2021	Nil Nil Nil

Douglas E. Ford	75,000 265,000 50,000 331,000	$0.24 $0.62 $0.26 $0.21	August 13, 2017 July 9, 2019 September 26, 2019 January 28, 2021	Nil Nil Nil Nil

Christopher Messina	250,000 265,000	$0.20 $0.21	October 5, 2020 January 28, 2021	Nil Nil

John Sabine	350,000 450,000	$0.21 $0.21	November 5, 2019 January 28, 2021	Nil Nil

Neil Richardson(2)	Nil	Nil	Nil	Nil

Edward D. Ford(3)	75,000 265,000 331,000	$0.24 $0.62 $0.21	August 13, 2017 July 9, 2019 January 28, 2021	Nil Nil Nil

John Roozendaal(3)	75,000 265,000 265,000	$0.24 $0.62 $0.21	August 13, 2017 July 9, 2019 January 28, 2021	Nil Nil Nil

Notes:

(1)	Calculated based on the difference between the closing market price of the Common Shares on the last trading day of the most recently completed financial year (being $0.09 on December 30, 2016) and the exercise price of the options on that date.

(2)	Neil Richardson resigned from the Company on May 31, 2016.

(3)	Edward E. Ford and John Roozendaal did not stand for re-election at the 2015 annual meeting of Shareholders.

Incentive Plan Awards — Value Vested or Earned During the Year

The following table sets forth the value vested or earned during the year of option-based awards and non-equity incentive plan compensation paid to the directors of the Company, not including those directors who are also Named Executive Officers, during the financial year ended December 31, 2016. The aggregate value of the option-based awards vested during the year is based on the difference between the Company’s share price on the vesting day of any options that vested during the financial year ended December 31, 2016 and the exercise price of the options.

Non-Equity Incentive
	Option-Based Awards -	Plan Compensation -
	Value Vested During	Value Earned During
	the Year	the Year
Name	($)	($)
Gilbert Percy Clark	Nil	Nil

James Clucas	Nil	Nil

Douglas E. Ford	Nil	Nil

Christopher Messina	Nil	Nil

John Sabine	Nil	Nil

Neil Richardson(1)	Nil	Nil

Edward D. Ford(2)	Nil	Nil

John Roozendaal(2)	Nil	Nil

Notes:
(1) Neil Richardson resigned from the Company on May 31, 2016.
(2) Edward E. Ford and John Roozendaal did not stand for re-election at the 2015 annual meeting of Shareholders.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth certain information pertaining to the Company’s equity compensation plan as at the end of the Company’s financial year ended December 31, 2016:

Number of
securities
remaining available
	Number of		for future issuance
	securities to be		under equity
	issued upon	Weighted-average	compensation plans
	exercise of	exercise price of	(excluding
	outstanding	outstanding	securities
	options, warrants	options, warrants	reflected in column
	and rights	and rights	(A))(1)
Plan Category	(A )	(B )	(C )

Equity compensation	Options: 12,823,000	$0.37	24,035,188
plans approved by	Warrants: 47,991,018	$0.49
security holders

Total	60,814,018	$0.46	24,035,188

Note:

(1)	Based on a total of 36,858,188 options issuable pursuant to the stock option plan, representing 10% of the Company’s issued and outstanding share capital of 368,581,886 Common Shares as at December 31, 2016.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, and no associates or affiliates of any of them, is or has been indebted to the Company or its subsidiaries at any time since the beginning of the Company’s last completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as otherwise described in this Circular, no informed person of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any transaction since the commencement of the Company’s last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

Management functions of the Company and its subsidiaries are substantially performed by the Company’s directors and executive officers. Other than as described above under “Termination and Change of Control Benefits” the Company has not entered into any contracts, agreements or arrangements with parties other than its directors and executive officers for the provision of such management functions.

CORPORATE GOVERNANCE

General

The Board believes that good corporate governance improves corporate performance and benefits all shareholders. National Policy 58-201 – Corporate Governance Guidelines provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company. In addition, National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) prescribes certain disclosure by the Company of its corporate governance practices. This disclosure is presented below.

Board of Directors

The Board facilitates its exercise of independent supervision over the Company’s management through frequent meetings of the Board.

The Board will, assuming the election of management’s nominees for appointment to the Board as described in this Circular, be comprised of six directors, five of whom will be independent for the purposes of NI 58-101. Keith Morrison is not independent as he is Chief Executive Officer of the Company.

Directorships

Certain of the directors and proposed directors are also directors of other reporting issuers, as follows:

Director	Other Reporting Issuers
James Clucas	Search Minerals Inc.; INV Metals Inc.

Douglas E. Ford	Whattozee Networks Inc.; Avanti Energy Inc.

Keith Morrison	Era Resources Inc.; Security Devices International

John Sabine	Seabridge Gold Inc.

Orientation and Continuing Education

New Board members receive an orientation package which includes reports on operations and results, and public disclosure filings by the Company. Board meetings are sometimes held at the Company’s offices and, from time to time, are combined with presentations by the Company’s management to give the directors additional insight into the Company’s business. In addition, management of the Company makes itself available for discussion with all Board members.

Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of view and experience.

The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed.

Compensation Committee

Prior to March 27, 2014, the Company did not have a separate Compensation Committee and compensation matters were dealt with by the entire Board.

Effective March 27, 2014, a Compensation Committee was created. The Compensation Committee is responsible for, among other things, evaluating the performance of the Company’s executive officers, determining or making recommendations to the Board with respect to the compensation of the Company’s executive officers, making recommendations to the Board with respect to director compensation, incentive compensation plans and equity-based plans, making recommendations to the Board with respect to the compensation policy for the employees of the Company or its subsidiaries and ensuring that the Company is in compliance with all legal requirements with respect to compensation disclosure. In performing its duties, the Compensation Committee has the authority to engage such advisors, including executive compensation consultants, as it considers necessary.

The Compensation Committee is currently composed of James Clucas (Chair), Gilbert Percy Clark and Christopher Messina. Mr. Clucas, Clark and Messina are independent directors within the meaning set out in NI 58-101. Each of the members of the Compensation Committee are experienced participants in business or finance, and have sat on the boards of directors of other companies, charities or business associations, in addition to the Board of the Company.

The recommendations of the Compensation Committee are based primarily on analysis which compares the Company’s pay levels and compensation practices with other reporting issuers of the same size as and which are active in the industry and/or market in which the Company competes for talent. This analysis provides valuable information that will allow the Company to make adjustments, if necessary, to attract and retain the best individuals to meet the Company’s needs and provide value to the Company’s shareholders.

Other Board Committees

In addition to the Audit Committee and the Compensation Committee, effective March 27, 2014, the Board formed the following committees with the members indicated:

Committee	Director/Officer Members	Description of Function of Committee
Disclosure Compliance Committee	Mark Fedikow (Chair), Keith Morrison
The Disclosure Committee (the
“Committee”) shall assist the
Company’s officers and directors
(collectively, the “Senior
Officers”) fulfilling the Company’s
and their responsibilities
regarding (i) the identification
and disclosure of material
information about the Company and
(ii) the accuracy, completeness and
timeliness of the company’s
financial reports.

Corporate Governance Committee	Douglas E. Ford (Chair), James Clucas, Gilbert Clark	Maintain the system of rules, practices and processes by which the Company is directed and controlled.

Technical Oversight Committee	Mark Fedikow (Chair), Keith Morrison	Discussing, developing and applying specialist geotechnical knowledge related to the Company’s materials and disclosure.

Assessments

Due to the minimal size of the Company’s Board of directors, no formal policy has been established to monitor the effectiveness of the directors, the Board and its committees.

AUDIT COMMITTEE

Under National Instrument 52-110 – Audit Committees (“NI 52-110”), reporting issuers are required to provide disclosure with respect to their Audit Committee including the text of the Audit Committee’s Charter, composition of the Committee, and the fees paid to the external auditor. The Board adopted an audit committee charter on May 2, 2006. The Company provides the following disclosure with respect to its Audit Committee:

Audit Committee Charter

The Audit Committee has adopted an audit committee charter, a copy of which is available on SEDAR under the Company’s issuer profile at www.sedar.com.

Composition of Audit Committee

The following are the members of the Audit Committee:

Name	Whether Independent(1)	Whether Financially Literate(2)

Douglas E. Ford	Independent	Financially Literate

James Clucas	Independent	Financially Literate

Christopher Messina	Independent	Financially Literate

Notes:

(1)	A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment.

(2)	An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Relevant Education and Experience

The relevant education and/or experience of each member of the Audit Committee is as follows:

Mr. Douglas E. Ford holds a BA in Political Science from the University of British Columbia in 1986. Mr. Ford is also directly responsible for the financial reporting of several public and private companies and has over 25 years’ experience in financial reporting.

Mr. Clucas has over 31 years of experience and expertise in mining exploration and production. Mr. Clucas obtained a Chartered Management Accountant designation in the United Kingdom. From 1970 to 1979, Mr. Clucas was the Chief Financial Officer for the Manitoba Division of Inco Ltd., and subsequently served in the same capacity with the Ontario Division of Inco Ltd.

Mr. Messina is an experienced investment banker with over 20 years’ experience in the capital markets. He has advised multiple global exchanges, commodity producers and traders, private equity firms, corporations and sovereign wealth funds. He is currently an advisor to artificial intelligence and big data software companies focused on applying advanced computational techniques to the global capital and cyber security markets. He has a BA in Anthropology from the University of Chicago, where he was a National Merit Scholar, and an MBA in Finance from the Australian Graduate School of Management.

Audit Committee Oversight

At no time since the commencement of the Company’s financial year ended December 31, 2016 was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s financial year ended December 31, 2016 has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-Audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of National Instrument 52-110.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board to review the performance of the Company’s external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors, including a review of the range of services provided in the context of all consulting services bought by the Company. The Audit Committee is authorized to approve in writing any non-audit services or additional work which the Chairman of the Audit Committee deems is necessary, and the Chairman of the Audit Committee will notify the other members of the Audit Committee of such non-audit or additional work and the reasons for such non-audit work for the Audit Committee’s consideration and, if thought fit, approval in writing.

External Auditor Service Fees

The fees billed by the Company’s external auditors in each of the last two financial years for audit and non-audit related services provided to the Company or its subsidiaries are as follows:

Financial Year Ending Dec 31	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees
2016	$25,500	Nil	$1,250	$14,500
2015	$30,500	Nil	$1,250	Nil

Exemption

The Company is a “venture issuer” as defined in NI 52-110 and as such is exempt from the requirements of Part 3 Composition of the Audit Committee and Part 5 Reporting Obligations of NI 52-110.

ADDITIONAL INFORMATION

Financial information is provided in the Company’s audited annual financial statements and accompanying management’s discussion and analysis (“MD&A”) for the year ended December 31, 2016. Any person or company who wishes to receive interim financial statements from the Company may deliver a written request for such material to the Company or the Company’s agent, together with a signed statement that the persons or company is the owner of securities of the Company. Shareholders who wish to receive interim financial statements are encouraged to send the enclosed mail card, together with the completed form of proxy, in the addressed envelope provided, to the Company’s registrar and transfer agent, Computershare Investor Services Inc., Suite 300, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9. The Company will maintain a supplemental mailing list of persons or companies wishing to receive interim financial statements.

Shareholders wishing to obtain copies of the Company’s financial statements and related MD&A can do so by contacting the Company at Suite 2200, 1055 West Hastings Street, Vancouver, BC, V6E 2E9 Phone: (604) 770-4334. Additional information relating to the Company is available on SEDAR under the Company’s issuer profile at www.sedar.com.

GENERAL

Unless otherwise specified, all matters referred to herein for approval by the Shareholders require a simple majority of the Shareholders voting, in person or by proxy, at the Meeting. Where information contained in this Circular rests specifically within the knowledge of a person other than the Company, the Company has relied upon information furnished by such person.

The contents of this Circular have been approved and this mailing has been authorized by the Directors of the Company.

DATED at Vancouver, British Columbia as of the 25th day of May, 2017.

BY ORDER OF THE BOARD OF DIRECTORS
“Keith Morrison”
Chief Executive Officer
North American Nickel Inc.